UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
_________________________

Date of Report: February 24, 2017

Commission file number 1- 33198
_________________________

TEEKAY OFFSHORE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Offshore Partners L.P. dated February 23, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

	By:	Teekay Offshore GP L.L.C., its general partner

Date: February 24, 2017	By:	/s/ Edith Robinson
Edith Robinson Secretary

TEEKAY OFFSHORE PARTNERS REPORTS
FOURTH QUARTER AND ANNUAL 2016 RESULTS

Highlights

•
Reported GAAP net income attributable to the partners and preferred unitholders of $92.0 million and adjusted net income attributable to the partners and preferred unitholders(1) of $8.5 million (excluding items listed in Appendix A to this release) in the fourth quarter of 2016 .

•
Generated GAAP income from vessel operations of $56.5 million and $230.9 million, respectively, and total cash flow from vessel operations(1) of $134.8 million and $584.3 million, respectively, in the fourth quarter and fiscal year 2016.

•	Generated distributable cash flow(1) of $21.6 million, or $0.15 per common unit, in the fourth quarter of 2016 and $161.3 million, or $1.28 per common unit, during 2016.

•	Finalizing a new five-year North Sea shuttle tanker contract of affreightment (CoA) in January 2017.

•	Sold a 1995-built shuttle tanker, the Navion Europa, for net proceeds of $14.4 million, resulting in a gain of approximately $7 million in November 2016.

Hamilton, Bermuda, February 23, 2017- Teekay Offshore GP LLC, the general partner of Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE:TOO), today reported the Partnership’s results for the quarter and year ended December 31, 2016.

	Three Months Ended			Year Ended
	December 31, 2016	September 30, 2016(2)	December 31, 2015	December 31, 2016	December 31, 2015
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
GAAP FINANCIAL COMPARISON
Revenues	274,920	286,298	339,142	1,152,390	1,229,413
Income from vessel operations	56,544	61,739	46,418	230,853	283,399
Equity income	4,087	4,937	913	17,933	7,672
Net income	96,266	50,861	46,700	44,475	100,143
Net income attributable to the partners
and preferred unitholders	91,953	47,700	43,871	32,617	76,131
NON-GAAP FINANCIAL COMPARISON
Total cash flow from vessel operations (CFVO) (1)	134,839	144,208	172,929	584,323	588,383
Distributable cash flow (DCF) (1)	21,627	45,885	66,999	161,329	244,724
Adjusted net income attributable to the partners
and preferred unitholders (1)	8,487	23,566	53,685	86,007	165,694

(1)
These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

(2)
Please refer to the Appendices in the third quarter of 2016 release for reconciliations of the non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

Teekay Offshore Partners L.P. Investor Relations Tel: +1 604 844-6654 www.teekayoffshore.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

CEO Commentary

“The Partnership’s results for the fourth quarter of 2016 were impacted by an operational incident relating to the Arendal Spirit UMS, which, together with a gangway incident in the spring of 2016, triggered an operational review by the charterer,” commented Ingvild Sæther, President and CEO of Teekay Offshore Group Ltd.  “As a result of this review, charter hire revenue for this unit has been suspended since November 2016.  We have been in dialogue with the charterer, Petrobras, to address their concerns in order to bring the unit back into operation as soon as possible. On the efficiency front, we are pleased to see that our various cost saving initiatives implemented during the past year are resulting in lower run-rate operating and general and administrative expenses.”

“Looking ahead, we continue to execute on our existing growth pipeline which will provide significant cash flow growth in the future,” commented Ms. Sæther.  “Our East Coast Canada shuttle tanker project and our largest project, the Libra FPSO conversion, are on track and on budget to commence operations from mid-2017 through to the first half of 2018; our long-haul towage vessels are scheduled for delivery in 2017; and we have experienced a slight delay in the Gina Krog FSO project, which is now scheduled to commence operations by mid-2017. However, as mentioned during our third quarter earnings in November 2016, we have experienced delays and additional costs on the Petrojarl I FPSO upgrade, which is now scheduled to commence operations in the fourth quarter of 2017, and we are still in negotiations with the charterer, shipyard and our lenders.”

Ms. Sæther added, “In addition to delivering our existing growth projects, as we have highlighted previously, we continue to focus on securing contract extensions for our three FPSOs charters that are coming up for renewal in 2018 and 2019 as well as optimizing our asset portfolio to continue reducing our overall financial leverage and increasing our liquidity.”

“Lastly, I’m pleased to report that our commercial team is in the final stages of securing another shuttle tanker contract of affreightment (CoA) contract after having secured a three-year CoA contract for the Glen Lyon project in September 2016,” commented Ms. Sæther.  “We anticipate signing this new, five-year CoA contract, plus extension options, in the North Sea, which is expected to add future cash flow through higher shuttle tanker fleet utilization without the need for incremental capital expenditures. We continue to see strong demand for further shuttle services, particularly in the North Sea.”

Summary of Recent Events

New North Sea Shuttle Tanker Contract

In January 2017, the Partnership received a letter of award for a new, five-year shuttle tanker CoA, plus extension options, with a consortium of oil companies to service a development located in the U.K. Central North Sea. Subject to the finalization of the terms of the CoA, the CoA is expected to commence during the first quarter of 2018 and will be serviced by the Partnership’s existing CoA shuttle tanker fleet.

Arendal Spirit UMS

In November 2016, the Arendal Spirit UMS experienced an operational incident relating to its dynamic-positioning system. As a result of this operational incident, and a gangway incident that occurred in April 2016, the charterer, Petrobras, initiated an operational review. The operational review is currently ongoing and thus, Petrobras has suspended its charter hire payments since November 2016. The Partnership has completed an investigation to identify the cause of the incidents and has implemented corrective measures. The Partnership has been in dialogue with Petrobras to address its concerns to bring the unit back into operations as soon as possible.

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Operating Results
The following table highlights certain financial information for Teekay Offshore’s six segments: the floating production, storage and off-loading (FPSO) segment, the shuttle tanker segment, the floating storage and off-take (FSO) segment, the units for maintenance and safety (UMS) segment, the towage segment and the conventional tanker segment (please refer to the “Teekay Offshore’s Fleet” section of this release below and Appendices C through E for further details).

	Three Months Ended
	December 31, 2016
(in thousands of U.S. Dollars)	(unaudited)
	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Total
GAAP FINANCIAL COMPARISON
Revenues	116,429	129,092	12,037	3,821	9,794	3,747	274,920
Income (loss) from vessel operations	33,310	32,677	1,576	(6,443)	(3,863)	(713)	56,544
Equity income	4,087	—	—	—	—	—	4,087
NON-GAAP FINANCIAL COMPARISON
CFVO from consolidated vessels (i)	65,925	60,038	6,787	(4,820)	(435)	(713)	126,782
CFVO from equity accounted vessels (i)	8,057	—	—	—	—	—	8,057
Total CFVO (i)	73,982	60,038	6,787	(4,820)	(435)	(713)	134,839

	Three Months Ended
	December 31, 2015
(in thousands of U.S. Dollars)	(unaudited)
	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Total
GAAP FINANCIAL COMPARISON
Revenues	153,669	139,422	14,506	12,911	12,717	5,917	339,142
Income (loss) from vessel operations	51,771	(11,749)	4,747	3,535	(121)	(1,765)	46,418
Equity income	913	—	—	—	—	—	913
NON-GAAP FINANCIAL COMPARISON
CFVO from consolidated vessels (i)	83,761	63,223	8,679	5,732	2,753	3,690	167,838
CFVO from equity accounted vessels (i)	5,091	—	—	—	—	—	5,091
Total CFVO (i)	88,852	63,223	8,679	5,732	2,753	3,690	172,929

(i)
These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under GAAP.

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FPSO Segment
Income from vessel operations and cash flow from vessel operations declined for the three months ended December 31, 2016 compared to the same quarter of the prior year primarily due to the redelivery to the Partnership and associated decommissioning costs of the Varg FPSO at the end of July 2016, after operating on the Varg field for almost 18 years, and lower revenues due to lower operational bonuses earned in the fourth quarter of 2016 compared to the same period in 2015, mainly as a result of a dispute with a charterer, partially offset by lower operating expenses for the Knarr FPSO, following the successful completion of the final performance test in August 2016, and the Piranema FPSO, due to repair work performed during the fourth quarter of 2015.

Shuttle Tanker Segment

Income from vessel operations and cash flows from vessel operations were affected by several temporary factors, including the repositioning of the Navion Anglia from Brazil to operate as part of the Partnership's North Sea CoA fleet, upon completion of its time-charter out contract in June 2016, and higher time-charter hire expenses due to the in-chartering of the Grena Knutsen during the fourth quarter of 2016 to provide additional vessel capacity required to service new CoA contracts which are expected to commence in 2017. Income from vessel operations was higher in the fourth quarter of 2016 compared to the same quarter of the prior year due to the write-down of five shuttle tankers in the fourth quarter of 2015 and a gain on the sale of a shuttle tanker in the fourth quarter of 2016, partially offset by higher vessel depreciation and amortization expense in the fourth quarter of 2016 as a result of the change in the estimated useful life of the shuttle component of the Partnership's shuttle tankers, effective January 1, 2016, and the write-down of a shuttle tanker in the fourth quarter of 2016.

FSO Segment
Income from vessel operations and cash flow from vessel operations declined for the three months ended December 31, 2016 compared to the same quarter of the prior year mainly due to the redelivery of the Navion Saga to the Partnership in October 2016 upon completion of its time-charter out contract.
UMS Segment

Income from vessel operations and cash flow from vessel operations for the three months ended December 31, 2016 compared to the same quarter of the prior year were impacted by the on-going operational review by the charterer, Petrobras, on the Arendal Spirit and Petrobras suspending its charter hire payments since early-November 2016.
Towage Segment

Income from vessel operations and cash flow from vessel operations declined for the three months ended December 31, 2016 compared to the same quarter of the prior year primarily due to lower towage fleet charter rates and utilization, partially offset by the delivery of the towage newbuilding, the ALP Striker, in September 2016.

Conventional Tanker Segment
Income from vessel operations increased for the three months ended December 31, 2016 compared to the same quarter of the prior year due to the write-down of the Fuji Spirit and Kilimanjaro Spirit and net early termination fees paid to Teekay Corporation relating to the contract terminations of SPT Explorer, Navigator Spirit and the Fuji Spirit during the fourth quarter of 2015, partially offset by the sale of the SPT Explorer and Navigator Spirit in the fourth quarter of 2015 and lower earnings after the sale-leaseback transactions related to the Fuji Spirit and Kilimanjaro Spirit during the first quarter of 2016. Cash flow from vessel operations declined due to the vessel sales and sale-leaseback transactions. The Kilimanjaro Spirit is currently trading in the spot conventional tanker market and the Fuji Spirit is employed under a two-year fixed-rate time-charter contract expiring in May 2018.

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Teekay Offshore’s Fleet
The following table summarizes Teekay Offshore’s fleet as of February 1, 2017.

	Number of Vessels
	Owned Vessels		Chartered-in Vessels	Committed Newbuildings / Conversions / Upgrade		Total
FPSO Segment	6	(i)	—	2	(ii)	8
Shuttle Tanker Segment	28	(iii)	3	3	(iv)	34
FSO Segment	6	(v)	—	1	(vi)	7
UMS Segment	1		—	—		1
Towage Segment	7		—	3	(vii)	10
Conventional Segment	—		2	—		2
Total	48		5	9		62

(i)	Includes one FPSO unit, the Cidade de Itajai, in which Teekay Offshore’s ownership interest is 50 percent.

(ii)
Consists of the Petrojarl I FPSO upgrade project and Teekay Offshore’s 50 percent ownership interest in the Libra FPSO conversion project, which are scheduled to commence operations in the fourth quarter of 2017 and mid-2017, respectively.

(iii)	Includes six shuttle tankers in which Teekay Offshore’s ownership interest is 50 percent and one HiLoad DP unit.

(iv)
Includes three Suezmax-size, DP2 shuttle tanker newbuildings scheduled to be delivered in the third quarter of 2017 through the first half of 2018 for employment under the East Coast of Canada charter contracts.

(v)	Includes the Navion Saga which, as at December 31, 2016, was classified as held for sale.

(vi)	Consists of the Randgrid shuttle tanker, which is being converted into an FSO unit for use with the Gina Krog FSO project and scheduled to commence operations in the second quarter of 2017.

(vii)	Consists of three long-distance towing and offshore installation vessel newbuildings scheduled to deliver during 2017.

Liquidity and Continuous Offering Program Update

During the fourth quarter of 2016, the Partnership sold 1,855,551 of its common units under its Continuous Offering Program (COP), generating net proceeds of approximately $9.6 million (including the general partner’s 2% proportionate capital contribution and net of offering costs). The net proceeds from the issuance of these common units will be used for general partnership purposes.

As of December 31, 2016, the Partnership had total liquidity of $260.7 million (comprised of $227.4 million in cash and cash equivalents and $33.3 million in undrawn credit facilities), excluding $60 million reclassified to restricted cash relating to amounts deposited in escrow to pre-fund a portion of the remaining Petrojarl I FPSO upgrade costs.

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Conference Call

The Partnership plans to host a conference call on Thursday, February 23, 2017 at 12:00 p.m. (ET) to discuss the results for the fourth quarter and fiscal year 2016. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing 1-866-222-0265 or 416-642-5209, if outside North America, and quoting conference ID code 7626495.

•	By accessing the webcast, which will be available on Teekay Offshore's website at www.teekay.com (the archive will remain on the website for a period of 30 days).

An accompanying Fourth Quarter and Fiscal Year 2016 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

The conference call will be recorded and available until Thursday, March 9, 2017. This recording can be accessed following the live call by dialing 1-888-203-1112 or 647-436-0148, if outside North America, and entering access code 7626495.

About Teekay Offshore Partners L.P.

Teekay Offshore Partners L.P. is an international provider of marine transportation, oil production, storage, long-distance towing and offshore installation and maintenance and safety services to the oil industry, primarily focusing on oil production-related activities of its customers and operating in offshore oil regions of the North Sea, Brazil and the East Coast of Canada. Teekay Offshore is structured as a publicly-traded master limited partnership (MLP) with consolidated assets of approximately $5.7 billion, comprised of 62 offshore assets, including floating production, storage and offloading (FPSO) units, shuttle tankers, floating storage and offtake (FSO) units, units for maintenance and safety (UMS), long-distance towing and offshore installation vessels and conventional tankers. The majority of Teekay Offshore's fleet is employed on medium-term, stable contracts.

Teekay Offshore's common units trade on the New York Stock Exchange under the symbol "TOO", and certain preferred units trade on the New York Stock Exchange under the symbols "TOO PR A " and "TOO PR B".

For Investor Relations enquiries contact:

Ryan Hamilton
Tel: +1 (604) 609-6442
Website: www.teekay.com

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Definitions and Non-GAAP Financial Measures

This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the U.S. Securities and Exchange Commission. Cash Flow from (used for) Vessel Operations, Adjusted Net Income, and Distributable Cash Flow are non-GAAP financial measures. These measures are intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings, and may not be comparable to similar measures presented by other companies. The Partnership believes that certain investors use this information to evaluate the Partnership’s financial performance.

Cash Flow from (used for) Vessel Operations

Cash flow from (used for) vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gains or losses on the sale of vessels, and adjustments for direct financing leases to a cash basis, but includes realized gains or losses on the settlement of foreign currency forward contracts. CFVO from Consolidated Vessels represents CFVO from vessels that are consolidated on the Partnership’s financial statements. CFVO from Equity Accounted Vessels represents the Partnership’s proportionate share of CFVO from its equity-accounted vessels. CFVO - Equity Accounted Vessels has been included as a component of the Partnership’s total CFVO. CFVO - Equity Accounted Vessels represents the Partnership’s proportionate share of CFVO from its equity-accounted vessels. The Partnership does not control its equity-accounted vessels. Consequently, the Partnership does not have the unilateral ability to determine whether the cash generated by its equity-accounted vessels is retained within the equity accounted investments or distributed to the Partnership and other shareholders. In addition, the Partnership does not control the timing of such distributions to the Partnership and other shareholders. Consequently, readers are cautioned when using total CFVO as a liquidity measure as the amount contributed from CFVO - Equity Accounted Vessels may not be available to the Partnership in the periods such CFVO is generated by the equity-accounted vessels. CFVO is a non-GAAP financial measure used by certain investors to measure the financial performance of companies. Please refer to Appendices D and E of this release for reconciliations of these non-GAAP financial measures to income from vessel operations, the most directly comparable GAAP measures reflected in the Partnership’s consolidated financial statements.

Adjusted Net Income

Adjusted net income excludes items of income or loss from GAAP net income that are typically excluded by securities analysts in their published estimates of the Partnership’s financial results. The Partnership believes that certain investors use this information to evaluate the Partnership’s financial performance. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net income, the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.

Distributable Cash Flow

Distributable cash flow (DCF) represents GAAP net income adjusted for depreciation and amortization, deferred income tax expense or recovery, vessel write-downs and gains or losses on the sale of vessels, vessel and business acquisition costs, distributions relating to equity financing of newbuilding installments and conversion costs, pre-operational expenses, distributions on the Partnership's preferred units, gains on extinguishment of contingent liabilities and losses on non-cash accruals of contingent liabilities, amortization of the non-cash portion of revenue contracts, estimated maintenance capital expenditures, unrealized gains and losses from non-designated derivative instruments, ineffectiveness for derivative instruments designated as hedges for accounting purposes, adjustments to direct financing leases to a cash basis and unrealized foreign exchange related items, including the Partnership's proportionate share of such items in equity accounted investments. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership's capital assets. DCF is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating financial performance. Please refer to Appendix B of this release for a reconciliation of this non-GAAP financial measure to net income, the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.

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Teekay Offshore Partners L.P.
Summary Consolidated Statements of Income
(in thousands of U.S. Dollars, except unit data)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2016	2016	2015	2016	2015 (1)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	274,920	286,298	339,142	1,152,390	1,229,413

Voyage expenses	(23,323)	(21,495)	(26,607)	(80,750)	(98,006)
Vessel operating expenses	(84,320)	(94,008)	(108,920)	(364,441)	(378,480)
Time-charter hire expenses	(22,440)	(18,894)	(15,112)	(75,485)	(51,750)
Depreciation and amortization	(76,873)	(74,159)	(71,974)	(300,011)	(274,599)
General and administrative	(12,631)	(15,201)	(14,190)	(56,122)	(72,613)
Gain on sale and (write-down) of vessels (2)	3,571	—	(55,645)	(40,079)	(69,998)
Restructuring charge	(2,360)	(802)	(276)	(4,649)	(568)
Income from vessel operations	56,544	61,739	46,418	230,853	283,399

Interest expense	(35,859)	(35,379)	(33,013)	(140,611)	(122,838)
Interest income	262	298	203	1,257	633
Realized and unrealized gains (losses)
on derivative instruments (3)	81,967	20,247	16,478	(20,313)	(73,704)
Equity income	4,087	4,937	913	17,933	7,672
Foreign currency exchange gain (loss) (4)	303	817	(827)	(14,805)	(17,467)
Other income (expense) - net (2)	441	(195)	825	(21,031)	1,091
Income before income tax (expense) recovery	107,745	52,464	30,997	53,283	78,786
Income tax (expense) recovery	(11,479)	(1,603)	15,703	(8,808)	21,357
Net income	96,266	50,861	46,700	44,475	100,143

Non-controlling interests in net income	4,313	3,161	2,829	11,858	13,911
Dropdown Predecessor’s interest in net income (1)	—	—	—	—	10,101
Preferred unitholders' interest in net income	12,387	12,386	10,750	45,836	28,609
General Partner’s interest in net income	1,590	706	662	(267)	16,317
Limited partners’ interest in net income	77,976	34,608	32,459	(12,952)	31,205

Weighted-average number of common units:
- basic	144,704,887	139,057,659	107,016,572	124,747,207	98,507,732
- diluted	177,694,503	157,914,277	107,047,391	124,747,207	98,602,412
Total number of common units outstanding
at end of period	147,514,113	143,059,606	107,026,979	147,514,113	107,026,979

(1)
The Partnership has recast its financial results to include the financial results of the Petrojarl Knarr FPSO unit relating to the period prior to its acquisition by the Partnership from Teekay Corporation when it was under common control, which pre-acquisition results are referred to in this release as the Dropdown Predecessor. In accordance with GAAP, business acquisitions of entities under common control that have begun operations are required to be accounted for in a manner whereby the Partnership’s financial statements are retroactively adjusted to include the historical results of the acquired vessels from the date the vessels were originally under the control of Teekay Corporation. For these purposes, the Petrojarl Knarr FPSO unit was under common control by Teekay Corporation from March 9, 2015 to July 1, 2015, when it was sold to the Partnership.

(2)
In November 2016, the Partnership sold a 1995-built shuttle tanker, the Navion Europa, for net proceeds of $14.4 million, and recorded a gain on sale of $6.8 million in the Partnership's shuttle tanker segment, in a 67%-owned subsidiary. During the fourth quarter of 2016, the carrying value of a shuttle tanker and an FSO unit were written down by $3.1 million in aggregate based on future expectations of these vessels. One of these vessels, the Navion Saga FSO unit, was classified as held for sale as at December 31, 2016.

In June 2016, as part of the Partnership's financing initiatives, the Partnership canceled the UMS construction contracts for its two UMS newbuildings. As a result, the Partnership incurred a $43.7 million write-down related to these two UMS newbuildings, included in Gain on sale and (write-down) of vessels for the year ended December 31, 2016. In addition, the Partnership, in accordance with GAAP, accrued for potential damages resulting from the cancellations and reversed the contingent liabilities previously recorded that were subject to the delivery of the UMS newbuildings. This net loss provision of $23.4 million is reported in Other income (expense) - net for the year ended December 31, 2016. The newbuilding contracts are held in separate subsidiaries of the Partnership and obligations of these subsidiaries are non-recourse to Teekay Offshore.

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(3)
Realized losses on derivative instruments relate to amounts the Partnership actually paid to settle derivative instruments, and the unrealized gains (losses) on derivative instruments relate to the change in fair value of such derivative instruments, as detailed in the table below:

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2016	2016	2015	2016	2015
Realized losses relating to:
Interest rate swaps	(11,830)	(13,507)	(15,363)	(52,819)	(60,741)
Interest rate swap termination	—	—	—	—	(10,876)
Foreign currency forward contracts	(769)	(1,764)	(3,909)	(7,153)	(13,799)
	(12,599)	(15,271)	(19,272)	(59,972)	(85,416)

Unrealized gains (losses) relating to:
Interest rate swaps	97,782	31,894	34,255	29,937	11,952
Foreign currency forward contracts	(3,216)	3,624	1,495	9,722	(240)
	94,566	35,518	35,750	39,659	11,712
Total realized and unrealized gains (losses) on
derivative instruments	81,967	20,247	16,478	(20,313)	(73,704)

(4)
The Partnership entered into cross currency swaps to economically hedge the foreign currency exposure on the payment of interest and repayment of principal amounts of the Partnership’s Norwegian Kroner (NOK) bonds with maturity dates through to 2019. In addition, the cross currency swaps economically hedge the interest rate exposure on the NOK bonds. The Partnership has not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its NOK bonds and, thus, foreign currency exchange loss includes realized losses relating to the amounts the Partnership paid to settle its non-designated cross currency swaps and unrealized gains (losses) relating to the change in fair value of such swaps, partially offset by unrealized (losses) gains on the revaluation of the NOK bonds, as detailed in the table below. In addition, during the year ended December 31, 2016, realized losses on cross-currency swaps includes a $32.6 million loss on the maturity of the swap associated with the NOK 500 million bond settled in January 2016, which was offset by a $32.6 million gain on the settlement of the bond which is not included in the table below.

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2016	2016	2015	2016	2015
Realized losses on cross currency swaps	(12,221)	(3,330)	(2,967)	(53,497)	(10,140)
Unrealized (losses) gains on cross currency swaps	(12,148)	19,803	(9,409)	46,127	(61,734)
Unrealized gains (losses) on revaluation of NOK bonds	21,910	(13,613)	12,615	(39,897)	61,217

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Teekay Offshore Partners L.P.
Consolidated Balance Sheets
(in thousands of U.S. Dollars)

	As at	As at	As at
	December 31, 2016	September 30, 2016	December 31, 2015
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current
Cash and cash equivalents	227,378	222,872	258,473
Restricted cash - current	92,265	31,403	51,431
Accounts receivable	114,576	130,716	153,662
Vessels held for sale	6,900	7,538	55,450
Net investments in direct financing leases - current	4,417	5,227	5,936
Prepaid expenses	25,187	45,626	34,027
Due from affiliates	77,811	88,367	81,271
Other current assets	21,282	22,377	20,490
Total current assets	569,816	554,126	660,740

Restricted cash - long-term	22,644	15,227	9,089

Vessels and equipment
At cost, less accumulated depreciation	4,084,803	4,168,926	4,348,535
Advances on newbuilding contracts and conversion costs	632,130	576,173	395,084
Net investments in direct financing leases	13,169	13,725	11,535
Investment in equity accounted joint ventures	141,819	126,835	77,647
Deferred tax asset	24,659	34,367	30,050
Other assets	100,435	92,568	82,341
Goodwill	129,145	129,145	129,145
Total assets	5,718,620	5,711,092	5,744,166

LIABILITIES AND EQUITY
Current
Accounts payable	8,946	13,211	15,899
Accrued liabilities	150,281	155,434	91,065
Deferred revenues	57,373	61,091	54,378
Due to affiliates	96,555	112,369	304,583
Current portion of long-term debt	631,148	528,568	485,069
Current portion of derivative instruments	55,002	50,839	201,456
Current portion of in-process revenue contracts	12,744	12,744	12,779
Other current liabilities	—	6,211	—
Total current liabilities	1,012,049	940,467	1,165,229

Long-term debt	2,551,746	2,620,283	2,878,805
Derivative instruments	282,138	371,216	221,329
Due to affiliates	200,000	200,000	—
In-process revenue contracts	50,281	53,494	63,026
Other long-term liabilities	211,611	215,265	192,258
Total liabilities	4,307,825	4,400,725	4,520,647

Redeemable non-controlling interest	962	3,292	3,173
Convertible preferred units	271,237	270,402	252,498

Equity
Limited partners - common units	784,056	697,102	629,264
Limited partners - preferred units	266,925	266,925	266,925
General Partner	20,658	18,937	17,608
Warrants	13,797	13,797	—
Accumulated other comprehensive (loss) income	(804)	(17,009)	696
Non-controlling interests	53,964	56,921	53,355
Total equity	1,138,596	1,036,673	967,848
Total liabilities and total equity	5,718,620	5,711,092	5,744,166

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Teekay Offshore Partners L.P.
Consolidated Statements of Cash Flows
(in thousands of U.S. Dollars)

	Year Ended
	December 31, 2016	December 31, 2015 (1)
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income	44,475	100,143
Non-cash items:
Unrealized (gain) loss on derivative instruments	(86,467)	51,072
Equity income, net of dividends received of $7,206 (2015 - $7,843)	(10,727)	171
Depreciation and amortization	300,011	274,599
Write-down and (gain) on sale of vessels	40,079	69,998
Deferred income tax expense (recovery)	4,854	(23,007)
Amortization of in-process revenue contracts	(12,779)	(12,745)
Unrealized foreign currency exchange loss and other	30,461	(101,853)
Change in non-cash working capital items related to operating activities	74,218	25,903
Expenditures for dry docking	(26,342)	(13,060)
Net operating cash flow	357,783	371,221
FINANCING ACTIVITIES
Proceeds from long-term debt	456,697	785,577
Scheduled repayments of long-term debt	(434,339)	(341,837)
Prepayments of long-term debt	(197,776)	(123,606)
Debt issuance costs	(12,095)	(22,587)
Purchase of Teekay Knarr AS and Knarr L.L.C from Teekay Corporation (Net of cash acquired of $14.2 million)	—	(112,710)
Increase in restricted cash	(54,389)	(13,760)
Proceeds from issuance of common units	135,246	9,674
Proceeds from issuance of preferred units and warrants	100,000	375,000
Expenses relating to equity offerings	(6,395)	(4,459)
Cash distributions paid by the Partnership	(78,634)	(257,900)
Settlement of contingent consideration liability	—	(3,303)
Cash distributions paid by subsidiaries to non-controlling interests	(14,210)	(23,575)
Equity contribution from joint venture partners	750	5,500
Other	—	1,124
Net financing cash flow	(105,145)	273,138
INVESTING ACTIVITIES
Net expenditures for vessels and equipment, including advances on newbuilding contracts and conversion costs	(298,550)	(664,667)
Proceeds from sale of vessels and equipment	69,805	8,918
Repayment from joint ventures	—	5,225
Direct financing lease (investments) payments received	(115)	4,987
Investment in equity accounted joint ventures	(54,873)	(22,855)
Proceeds from sale of SPT Explorer L.L.C. and Navigator Spirit L.L.C.	—	30,368
Net investing cash flow	(283,733)	(638,024)
(Decrease) increase in cash and cash equivalents	(31,095)	6,335
Cash and cash equivalents, beginning of the year	258,473	252,138
Cash and cash equivalents, end of the year	227,378	258,473

(1)
In accordance with GAAP, the Consolidated Statement of Cash Flows for the year ended December 31, 2015 includes the cash flows relating to the Knarr FPSO unit Dropdown Predecessor for the period from March 9, 2015 to June 30, 2015, when the vessel was under the common control of Teekay Corporation, but prior to its acquisition by the Partnership.

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Teekay Offshore Partners L.P.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Specific Items Affecting Net Income
(in thousands of U.S. Dollars)

	Three Months Ended		Year Ended
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income – GAAP basis	96,266	46,700	44,475	100,143
Adjustments:
Net income attributable to non-controlling interests	(4,313)	(2,829)	(11,858)	(13,911)
Net income attributable to Dropdown Predecessor	—	—	—	(10,101)
Net income attributable to the partners and preferred unitholders	91,953	43,871	32,617	76,131
Add (subtract) specific items affecting net income:
Foreign currency exchange (gains) losses (1)	(3,892)	(2,140)	2,568	5,231
Unrealized gains on derivative instruments (2)	(93,845)	(34,886)	(42,930)	(5,844)
Realized loss on swap termination	—	—	—	10,876
(Gain) on sale and write-down of vessels	(3,571)	55,645	40,079	69,998
Deferred income tax expense (recovery) relating to Norwegian tax structure (3)	10,409	(15,455)	10,409	(21,289)
Net loss provision relating to cancellation of UMS newbuildings	—	—	21,282	—
Pre-operational costs (4)	999	3,890	11,411	10,474
Business development fees, restructuring charge and other (5)	3,935	2,323	7,655	18,029
Non-controlling interests’ share of items above (6)	2,499	437	2,916	2,088
Total adjustments	(83,466)	9,814	53,390	89,563
Adjusted net income attributable to the partners
and preferred unitholders	8,487	53,685	86,007	165,694

(1)
Foreign currency exchange (gains) losses primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized gains or losses related to the Partnership’s cross currency swaps related to the Partnership's NOK bonds and excludes the realized gains and losses relating to the cross currency swaps.

(2)
Reflects the unrealized gains due to changes in the mark-to-market value of interest rate swaps and foreign exchange forward contracts that are not designated as hedges for accounting purposes, hedge ineffectiveness from derivative instruments designated as hedges for accounting purposes, the unrealized mark-to-market value of the interest rate swaps within the Cidade de Itajai FPSO equity accounted joint venture and hedge ineffectiveness within the Libra FPSO equity accounted joint venture.

(3)	Reflects the decrease (increase) in the deferred income tax asset for the Partnership's Norwegian tax structures.

(4)
Includes depreciation and amortization expense and vessel operating expenses relating to the Petrojarl I FPSO unit while undergoing upgrades, realized losses (gains) on foreign currency forward contracts relating to upgrade and conversion costs on the Petrojarl I FPSO unit and Gina Krog FSO unit, respectively, and costs associated with the deferral of the delivery of the UMS units.

(5)
Other items for the three months ended December 31, 2016 mainly includes a restructuring charge relating to the reorganization within the Partnership’s FPSO segment. Other items for the year ended December 31, 2016 also includes an increase in depreciation expense as a result of the change in the estimated useful life of the shuttle component of the Partnership’s shuttle tankers from 25 years to 20 years effective January 1, 2016 (only includes adjustment for the initial period of adoption, which was the first quarter of 2016) and the write-down of equipment in one of its joint ventures; partially offset by an early termination fee received from Teekay Corporation related to the sale of the Kilimanjaro Spirit conventional tanker.

Other items for the three months ended December 31, 2015 includes net early termination fees paid to Teekay Corporation of $1.8 million. Other items for the year ended December 31, 2015 also includes one-time business development fees of $13.9 million paid to Teekay Corporation relating to the purchases of the Knarr FPSO unit, six towage vessels, and the Arendal Spirit UMS and a restructuring charge relating to seafarer redundancy in the Partnership’s shuttle tanker fleet.

(6)
Items affecting net income include amounts attributable to the Partnership’s consolidated non-wholly-owned subsidiaries. Each item affecting net income is analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items affecting net income listed in the table.

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Teekay Offshore Partners L.P.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Distributable Cash Flow
(in thousands of U.S. Dollars, except per unit and per unit data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2016	2015	2016	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income	96,266	46,700	44,475	100,143
Net income attributable to Dropdown Predecessor	—	—	—	(10,101)
Net income attributable to the partners, preferred unitholders and non-controlling interests	96,266	46,700	44,475	90,042
Add (subtract):
Depreciation and amortization	76,873	71,974	300,011	252,269
(Gain) on sale and write-down of vessels	(3,571)	55,645	40,079	69,998
Deferred income tax expense (recovery)	10,867	(16,607)	4,854	(23,007)
Vessel and business acquisition costs (1)	—	—	—	13,920
Net loss provision relating to cancellation of UMS newbuildings	—	—	21,282	—
Partnership's share of equity accounted joint venture's distributable
cash flow net of estimated maintenance capital expenditures (2)	5,625	2,754	20,308	16,985
Distributions relating to equity financing of newbuildings
and conversion costs	4,461	3,034	16,335	19,210
Amortization of non-cash portion of revenue contracts	(4,032)	(4,041)	(16,058)	(14,401)
Equity income	(4,087)	(913)	(17,933)	(7,672)
Distributions on preferred units	(12,386)	(10,525)	(45,836)	(28,608)
Estimated maintenance capital expenditures (3)	(41,369)	(39,718)	(155,391)	(137,194)
Unrealized gains on non-designated derivative instruments (4)	(94,566)	(35,750)	(39,659)	(9,976)
Unrealized foreign exchange and other, net	(7,366)	(836)	9,663	25,775
Distributable cash flow before non-controlling interests	26,715	71,717	182,130	267,341
Non-controlling interests' share of DCF	(5,088)	(4,718)	(20,801)	(22,617)
Distributable Cash Flow	21,627	66,999	161,329	244,724
Amount attributable to the General Partner	(331)	(240)	(1,201)	(19,174)
Limited partners' Distributable Cash Flow	21,296	66,759	160,128	225,550
Weighted-average number of common units outstanding	144,704,887	107,016,572	124,747,207	98,507,732
Distributable Cash Flow per limited partner unit	0.15	0.62	1.28	2.29

(1)
Vessel and business acquisition costs for 2015 relate to business development fees of $13.9 million paid to Teekay Corporation relating to the purchases of the Knarr FPSO unit, the six towage vessels and the Arendal Spirit UMS.

(2)
Estimated maintenance capital expenditures relating to the Partnership’s equity accounted joint venture were $1.0 million for the three months ended December 31, 2016 and 2015 and $4.2 million for the years ended December 31, 2016 and 2015.

(3)
Effective January 1, 2016, the Partnership changed the estimated useful life of its shuttle tankers that are 17 years of age or older and the shuttle component of its shuttle tankers from 25 years to 20 years. This resulted in an increase in estimated maintenance capital expenditures of $3.1 million for the three months ended December 31, 2016 and $12.5 million for the year ended December 31, 2016.

(4)	Derivative instruments includes interest rate swaps and foreign exchange forward contracts.

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Teekay Offshore Partners L.P.
Appendix C - Supplemental Segment Information
(in thousands of U.S. Dollars)

	Three Months Ended December 31, 2016
	(unaudited)
	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Total

Revenues	116,429	129,092	12,037	3,821	9,794	3,747	274,920
Voyage expenses	—	(17,437)	(1,086)	—	(4,785)	(15)	(23,323)
Vessel operating expenses	(34,714)	(32,215)	(5,443)	(7,312)	(4,509)	(127)	(84,320)
Time-charter hire expenses	—	(18,213)	—	—	—	(4,227)	(22,440)
Depreciation and amortization	(37,200)	(31,919)	(2,725)	(1,623)	(3,406)	—	(76,873)
General and administrative	(8,845)	(1,185)	(224)	(1,329)	(957)	(91)	(12,631)
Gain on sale and (write-down) of vessels	—	4,554	(983)	—	—	—	3,571
Restructuring charge	(2,360)	—	—	—	—	—	(2,360)
Income (loss) from vessel operations	33,310	32,677	1,576	(6,443)	(3,863)	(713)	56,544

	Three Months Ended December 31, 2015
	(unaudited)
	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Total

Revenues	153,669	139,422	14,506	12,911	12,717	5,917	339,142
Voyage expenses	—	(21,428)	(413)	—	(4,420)	(346)	(26,607)
Vessel operating expenses	(55,148)	(33,906)	(6,603)	(6,774)	(4,763)	(1,726)	(108,920)
Time-charter hire expenses	—	(15,112)	—	—	—	—	(15,112)
Depreciation and amortization	(37,595)	(25,666)	(2,584)	(1,697)	(2,874)	(1,558)	(71,974)
General and administrative	(9,155)	(3,535)	(159)	(405)	(781)	(155)	(14,190)
Write-down of vessels	—	(51,248)	—	(500)	—	(3,897)	(55,645)
Restructuring charge	—	(276)	—	—	—	—	(276)
Income (loss) from vessel operations	51,771	(11,749)	4,747	3,535	(121)	(1,765)	46,418

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Teekay Offshore Partners L.P.
Appendix D - Reconciliation of Non-GAAP Financial Measures
Cash Flow From (Used For) Vessel Operations From Consolidated Vessels
(in thousands of U.S. Dollars)

			Three Months Ended December 31, 2016					Year Ended December 31, 2016
			(unaudited)					(unaudited)
		Shuttle				Conventional
	FPSO	Tanker	FSO	UMS	Towage	Tanker
	Segment	Segment	Segment	Segment	Segment	Segment	Total	Total
Income (loss) from vessel operations
(See Appendix C)	33,310	32,677	1,576	(6,443)	(3,863)	(713)	56,544	230,853
Depreciation and amortization	37,200	31,919	2,725	1,623	3,406	—	76,873	300,011
Realized (losses) gains from the
settlements of non-designated
foreign exchange forward contracts	(553)	(4)	—	—	22	—	(535)	(6,744)
Amortization of non-cash portion of
revenue contracts	(4,032)	—	—	—	—	—	(4,032)	(16,058)
(Gain) on sale and
write-down of vessels	—	(4,554)	983	—	—	—	(3,571)	40,079
Falcon Spirit revenue accounted for
as a direct financing lease	—	—	(729)	—	—	—	(729)	(2,829)
Falcon Spirit cash flow from
time-charter contracts	—	—	2,232	—	—	—	2,232	8,766
Cash flow from (used for) vessel
operations from consolidated
vessels	65,925	60,038	6,787	(4,820)	(435)	(713)	126,782	554,078

			Three Months Ended December 31, 2015					Year Ended December 31, 2015
			(unaudited)					(unaudited)
		Shuttle				Conventional
	FPSO	Tanker	FSO	UMS	Towage	Tanker
	Segment	Segment	Segment	Segment	Segment	Segment	Total	Total
Income (loss) from vessel operations
(See Appendix C)	51,771	(11,749)	4,747	3,535	(121)	(1,765)	46,418	260,620
Depreciation and amortization	37,595	25,666	2,584	1,697	2,874	1,558	71,974	252,269
Realized losses from the settlements
of non-designated foreign
exchange forward contracts	(1,564)	(1,942)	—	—	—	—	(3,506)	(12,409)
Amortization of non-cash portion of
revenue contracts	(4,041)	—	—	—	—	—	(4,041)	(14,401)
Write-down of vessels	—	51,248	—	500	—	3,897	55,645	69,998
Falcon Spirit revenue accounted for
as a direct financing lease	—	—	(836)	—	—	—	(836)	(3,658)
Falcon Spirit cash flow from
time-charter contracts	—	—	2,184	—	—	—	2,184	8,644
Cash flow from vessel operations
from consolidated vessels	83,761	63,223	8,679	5,732	2,753	3,690	167,838	561,063

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Teekay Offshore Partners L.P.
Appendix E - Reconciliation of Non-GAAP Financial Measures
Cash Flow From Vessel Operations From Equity Accounted Vessels
(in thousands of U.S. Dollars)

	Three Months Ended		Three Months Ended
	December 31, 2016		December 31, 2015
	(unaudited)		(unaudited)
	At 100%	Partnership's 50%	At 100%	Partnership's 50%
Revenues	20,007	10,004	19,254	9,627
Vessel and other operating expenses	(3,894)	(1,947)	(9,071)	(4,536)
Depreciation and amortization	(4,235)	(2,118)	(3,901)	(1,951)
Income from vessel operations of equity accounted vessels	11,878	5,939	6,282	3,140
Net interest expense	(1,919)	(960)	(1,720)	(860)
Realized and unrealized losses on derivative instruments (1)	(1,465)	(733)	(2,810)	(1,405)
Foreign currency exchange loss	(2)	(1)	—	—
Total other items	(3,386)	(1,694)	(4,530)	(2,265)
Net income / equity income of equity accounted vessels
before income tax expense	8,492	4,245	1,752	875
Income tax (expense) recovery	(316)	(158)	76	38
Net income / equity income of equity accounted vessels	8,176	4,087	1,828	913
Income from vessel operations of equity accounted vessels	11,878	5,939	6,282	3,140
Depreciation and amortization	4,235	2,118	3,901	1,951
Cash flow from vessel operations from equity accounted vessels	16,113	8,057	10,183	5,091

(1)
Realized and unrealized losses on derivative instruments for the three months ended December 31, 2016 and 2015 includes unrealized losses of $0.8 million ($0.4 million at the Partnership’s 50% share) and unrealized losses of $1.7 million ($0.9 million at the Partnership’s 50% share), respectively, related to interest rate swaps for the Cidade de Itajai FPSO unit and the Libra FPSO conversion project.

	Year Ended		Year Ended
	December 31, 2016		December 31, 2015
	(unaudited)		(unaudited)
	At 100%	Partnership's 50%	At 100%	Partnership's 50%
Revenues	80,869	40,435	82,831	41,416
Vessel and other operating expenses	(20,380)	(10,190)	(28,190)	(14,096)
Depreciation and amortization	(17,429)	(8,715)	(16,711)	(8,356)
Write-down and loss on sale of equipment	(1,351)	(676)	(579)	(290)
Income from vessel operations of equity accounted vessels	41,709	20,855	37,351	18,674
Net interest expense	(7,081)	(3,541)	(8,468)	(4,234)
Realized and unrealized gains (losses) on derivative instruments (1)	1,609	805	(13,214)	(6,607)
Foreign currency exchange gain	372	186	—	—
Total other items	(5,100)	(2,551)	(21,682)	(10,841)
Net income / equity income of equity accounted vessels
before income tax expense	36,609	18,304	15,669	7,833
Income tax expense	(743)	(372)	(321)	(161)
Net income / equity income of equity accounted vessels	35,866	17,933	15,348	7,672
Income from vessel operations of equity accounted vessels	41,709	20,855	37,351	18,674
Depreciation and amortization	17,429	8,715	16,711	8,356
Write-down and loss on sale of equipment	1,351	676	579	290
Cash flow from vessel operations from equity accounted vessels	60,489	30,245	54,641	27,320

(1) Realized and unrealized gains (losses) on derivative instruments for 2016 and 2015 includes unrealized gains of $5.2 million ($2.6 million at the Partnership’s 50% share) and unrealized losses of $8.3 million ($4.1 million at the Partnership’s 50% share), respectively, related to interest rate swaps for the Cidade de Itajai FPSO unit and the Libra FPSO conversion project.

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Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including: the potential new shuttle tanker CoA contract, including the timing of start-up; the effect of the potential new CoA on the Partnership’s future cash flows, including the Partnership’s fleet utilization; the outcome of dialogue with the charterer on the Arendal Spirit UMS, including the timing and certainty of the unit returning to operation; the fundamentals in the shuttle tanker market; the impact of growth projects on the Partnership’s future cash flows; the Partnership’s timing of delivery and costs of various newbuildings and conversion/upgrade projects, including potential delays and additional costs on the Petrojarl I FPSO; and the outcome of discussions on the Petrojarl I FPSO with the charterer, shipyard and lenders. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: vessel operations and oil production volumes; significant changes in oil prices; variations in expected levels of field maintenance; increased operating expenses; different-than-expected levels of oil production in the North Sea, Brazil and East Coast of Canada offshore fields; potential early termination of contracts; shipyard delivery or vessel conversion and upgrade delays and cost overruns; changes in exploration, production and storage of offshore oil and gas, either generally or in particular regions that would impact expected future growth; the inability of the Partnership to finalize the new shuttle tanker CoA contract and delays in project start-up; the inability of the Partnership to meet the charterer’s requirements for the Arendal Spirit UMS to return to operations; delays in the commencement of charter contracts; the inability of the Partnership to negotiate acceptable terms with the charterer, shipyard and lenders related to the delay of the Petrojarl I FPSO; the ability to fund the Partnership's remaining capital commitments and debt maturities; other factors discussed in Teekay Offshore’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2015 and Form 6-K for the quarters ended March 31, 2016, June 30, 2016 and September 30, 2016. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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